787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 29, 2021

VIA EDGAR

David L. Orlic, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock ESG Capital Allocation Trust
(Securities Act File No. 333-256596, Investment Company Act File No. 811-23701)
Response to Staff Comments

Dear Mr. Orlic:

On behalf of BlackRock ESG Capital Allocation Trust (the “Trust”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on June 25, 2021 regarding the filing of a registration statement on Form N-2 (the “Registration Statement”) for the Trust on May 28, 2021.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. The Trust anticipates filing any changes to the Registration Statement described below in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

General

Comment No. 1:

The Trust’s name includes the term “ESG.” The staff believes this term suggests a type of investment and, therefore, the Trust should include an 80% names rule policy that covers ESG. Please also clarify that the Trust will mark derivatives to market for purposes of this policy.

Response No. 1:

The Trust respectfully disagrees with the Staff’s position with respect to the applicability of Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the use of the term “ESG” in the Trust’s name. The Trust notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN  FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

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type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.[1] The Trust believes that the word “ESG” in the Trust’s name does not suggest a “particular type of investment” subject to the Names Rule, but rather that it reflects the investment process and philosophy utilized by BlackRock in selecting investments for the Trust. Notwithstanding the foregoing, the Trust has determined to revise the below sentence in the prospectus as follows (additions in bold/underline and deletions in ~~strikethrough~~):

The Trust will ~~primarily~~ invest at least 80% of its total assets in securities that, in the Advisor’s assessment, meet certain environmental, social and governance (“ESG”) criteria.

The Trust confirms that, for purposes of its policy of investing 80% of its assets investments that meet certain ESG criteria, it will mark to market any derivatives held by the Trust.

Comment No. 2:	Please tell us if potential investors have been presented with any test the waters materials in connection with this offering. If so, please provide us with copies of such materials.

Response No. 2:

The Trust has not presented, and does not expect to present, any “test-the-waters” materials (in reliance on Rule 163B under the Securities Act of 1933, as amended) to potential investors in connection with this offering.

Comment No. 3:

Please confirm in your response letter that the Financial Industry Regulatory Authority (“FINRA”) has reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Trust, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

[1]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

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Response No. 3:

Prior to the Trust’s Registration Statement being declared effective, FINRA will have reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Trust, the underwriter, and other broker-dealers participating in the distribution and will have issued a no objections letter.

Comment No. 4:

Please disclose that the Trust will comply with Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with any Eligible Tender Offer, if the Eligible Tender Offer will cause the common shares to be delisted or eligible for termination of registration under the Exchange Act, or cause reporting obligations with respect to such class to become eligible for termination.

Response No. 4:

The Trust respectfully declines to make the requested change, as an Eligible Tender Offer would not result in a “Rule 13e-3” transaction that would cause the Trust to be subject to Rule 13e-3. The Registration Statement currently provides that, in the event of an Eligible Tender Offer, the Trust would either (i) complete the tender offer and, subject to Board approval, continue as a perpetual trust or (ii) cancel the tender offer and liquidate. Neither of the foregoing transactions would be a “Rule 13e-3 transaction,” as that term is defined in Rule 13e-3.

Comment No. 5:

We note that portions of the registration statement are incomplete (e.g., the seed financial statements, fee table, hypothetical expense example). We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response No. 5:	The Trust notes that Staff’s comment.

Comment No. 6:	Please provide the name of the independent registered public accounting firm in correspondence.

Response No. 6:	The Trust’s Independent Registered Public Accounting Firm is Deloitte & Touche LLP.

Summary of Trust Expenses, page 45

Comment No. 7:	Please confirm that the Trust will include a line item for acquired fund fees and expenses (“AFFE”) in the fee table, as necessary.

Response No. 7:	The Trust acknowledges the comment and confirms that AFFE greater than 1 basis point will be shown as a separate line item.

Comment No. 8:	Please disclose the actual fee paid to BlackRock (Singapore) Limited (the “Sub-Advisor”).

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Response No. 8:

The Sub-Advisor is an affiliate of BlackRock Advisors, LLC, the Trust’s investment adviser (the “Advisor” and together with the Sub-Advisor, “BlackRock”). BlackRock is responsible for the day-to-day management of the Trust, and the Advisor will enter into a sub-advisory agreement with the Sub-Advisor with respect to the Trust solely due to certain investment personnel involved in the management of the Trust being located in Singapore. The Trust does not believe that the division of the management fee between affiliates (i.e., the Advisor and the Sub-Advisor), which may change from time to time, is material to investors.

Investment Strategy, page 47
Comment No. 9:

The Trust uses several exclusionary criteria. The current disclosure notes that such criteria “includes, but is not limited to,” certain items. Please revise to list all of the exclusionary criteria the Trust will use. With respect to the criteria that are listed, please enhance the disclosure by describing the:

a. specific revenue threshold that will be used to determine when to exclude companies with business revenue attributable to controversial weapons, civilian firearms, tobacco and certain fossil fuels;
b. the specific fossil fuels that the criteria exclude;
c. criteria that would determine if a company is a UN Global Compact violator;
d. specific threshold the Advisor will apply to ESG ratings; and
e. minimum low carbon threshold that BlackRock Advisors, LLC (the “Advisor”) will use.

Response No. 9:	The Trust has revised the disclosure regarding exclusionary criteria. The revised disclosure is as follows:

“To determine the Trust’s investable universe, Trust management will first seek to screen out certain issuers. Such screening criteria includes, among other things: (i) issuers engaged in the production of controversial weapons; (ii) issuers engaged in the production of civilian firearms; (iii) issuers that produce tobacco-related products; (iv) issuers that derive certain revenue from thermal coal generation or more than five percent of revenue from thermal coal mining, unless the Trust is investing in green bonds of such issuers or the issuers have set certain targets to reduce climate impact; (v) issuers that derive more than five percent of revenue from oil sands extraction, unless the Trust is investing in green bonds of such issuers or the issuers have set certain targets to reduce climate impact; (vi) issuers ranked in the bottom half of the applicable fossil fuel issuers peer group by internal or external ESG criteria; (vii) issuers identified by recognized third-party rating agencies as violators of the United Nations Global Compact, which are globally accepted principles covering corporate behavior in the areas of human rights, labor, environment, and anti-corruption; and (viii) issuers receiving

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an ESG rating of CCC or equivalent by recognized third-party rating agencies. The Trust’s screening criteria is measured at the time of investment and is dependent upon information and data that may be incomplete, inaccurate or unavailable. This screening criteria is subject to change over time at the Advisor’s discretion.”

Comment No. 10:	Disclosure states that Trust management then seeks to allocate the Trust’s assets to issuers based on certain ESG factors. Please enhance this disclosure to describe:

a.   the criteria used by the Advisor to determine that issuers are “ESG sector leaders.” If this varies by sector, please disclose that and provide examples of specific criteria in sectors that the Trust expects to invest in;

b.  the internal and external data sources that will be used;

c.   how the Advisor will determine whether a company is aligned with its social and environmental criteria and/or revenue associated with the UN Sustainable Development goals;

d.  what makes a bond “Green, Social, and Sustainable”; and

e.   how the Advisor will determine whether a company has indicated decarbonization strategies.

Response No. 10:	The Trust has revised the above referenced disclosure. The revised disclosure is as follows:

Trust management then seeks to allocate the Trust’s assets to issuers that have been identified as having positive sustainability metrics within their sector using a proprietary sustainability scoring system, fundamental sector research and third-party ESG data. In evaluating potential investments, the Advisor considers certain criteria, including but not limited to: (i) whether, based on the Advisor’s proprietary methodologies using internal and external data sources, the issuer provides positive environmental and social benefits to third parties relative to other companies in its sector; (ii) whether a bond is a green, social or sustainability bond (e.g., the proceeds of the bond issuance are used for environmental projects that benefit the entire planet by either directly or indirectly reducing carbon-emissions) as determined through the Advisor’s propriety methodology and in line with global norms; (iii) whether the issuer has established a decarbonization strategy based on metrics provided by third parties; and (iv) whether the issuer is aligned with the Advisor’s social and environmental criteria and/or generates revenue associated with the UN Sustainable Development goals.

Comment No. 11:

We note that the Trust intends to use one or multiple third party data/scoring providers in connection with ESG investing. In the principal strategies, please identify the provider that the Trust intends to use, or the primary providers if the Trust intends to use multiple providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies.

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Response No. 11:

The Trust intends to initially use a substantial amount of third-party data provided by MSCI, Inc., but expects to utilize various third-party data sources over time. As a result, the Trust respectfully submits that it would be inappropriate to disclose any specific third-party data sources in the Registration Statement.

Comment No. 12:

Please disclose, where appropriate, how the Trust will approach relevant ESG proxy issues for its portfolio companies. Alternatively, please advise in correspondence why the Trust believes such disclosure is not required.

Response No. 12:

The Trust notes that Form N-2 (Item 18.16) requires it to describe the policies and procedures that it uses to vote proxies relating to portfolio securities. Consistent with this requirement, per Instruction 1 to Item 18.16, the Trust has disclosed such policies and procedures in Appendix B to the Trust’s statement of additional information.

Comment No. 13:

Please disclose how the ESG definition and methodology applies to municipal bonds, government sponsored asset-backed securities/mortgage-backed securities, and government securities (e.g., U.S. Treasuries).

Response No. 13:	The above-referenced types of securities will be evaluated in the same way as other types of securities, as appropriate.

Investment Policies, page 48

Comment No. 14:

Please disclose that the wholly-owned subsidiary of the Trust formed in the Cayman Islands (the “Subsidiary”) complies with provisions relating to affiliated transactions and custody (Section 17) of the Investment Company Act. Please also identify the custodian of the Subsidiary.

Response No. 14:	The Trust respectfully submits that the section of the prospectus entitled “The Trust’s Investments—Investment Objectives and Policies—Investment Policies” states the following:

The Subsidiary will be managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Trust. As a result, the Advisor, in managing the Subsidiary’s portfolio, will be subject to the same investment policies and restrictions that apply to the management of the Trust, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. These policies and restrictions are described in detail throughout this Prospectus. The Trust’s Chief Compliance Officer will oversee implementation of the Subsidiary’s policies and procedures, and make periodic reports to the Board regarding the Subsidiary’s compliance with its policies

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and procedures. The Trust and Subsidiary will test for compliance with certain investment restrictions on a consolidated basis, except that with respect to the Subsidiary’s investments in certain securities that may involve leverage, the Subsidiary will comply with asset segregation requirements to the same extent as the Trust.

State Street Bank and Trust Company will serve as the custodian of both the Trust and the Subsidiary.

Comment No. 15:

Please confirm in correspondence that: (1) the Subsidiary’s management fee will be included in “Management Fees”, (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response No. 15:

As noted in the prospectus, the Advisor will not receive separate compensation from the Subsidiary for providing it with investment management or administrative services. However, the Trust pays BlackRock based on the Trust’s assets, including the assets invested in the Subsidiary. The Trust confirms that the Subsidiary and its board of directors have designated an agent for service of process in the United States. The Trust confirms that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff.

Duration and Maturity Risk, page 77

Comment No. 16:	Please explain the concept of duration in the disclosure and include a brief example.

Response No. 16:	The Trust will add the following disclosure to Duration and Maturity Risk:

As interest rates rise, the value of a fixed-income security held by the Trust is likely to decrease. A measure investors commonly used to determine this price sensitivity is called duration. Generally, the longer the duration of a particular fixed-income security, the greater its price sensitivity to interest rates. For example, if interest rates increase by 1%, assuming a current portfolio duration of ten years, and all other factors being equal, the value of the Trust’s investments would be expected to decrease by 10%. Securities with longer durations tend to be more sensitive to interest rate changes, usually making their prices more volatile than those of securities with shorter durations.

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Sovereign Governmental and Supranational Debt Risk, page 98

Comment No. 17:	Please disclose if the Trust intends to invest greater than 25% of net assets in sovereign debt of a single foreign country.

Response No. 17:	The Trust does not intend to invest greater than 25% of its net assets in sovereign debt of a single foreign country.

Dividend Reinvestment Plan, page 124

Comment No. 18:	Please disclose the income tax consequences of participation in the plan (i.e., that capital gains and income are realized, although cash is not received by the shareholder).

Response No. 18:	The requested disclosure has been added.

Common Shares, page 125

Comment No. 19:

Disclosure states that the Board has the power to cause shareholders to pay certain expenses of the Trust by reducing the number of common shares owned by each respective shareholder. Please advise us of the legal basis for the Trust acquiring shares in this manner.

Response No. 19:	Section 3.8 of the Trust’s Agreement and Declaration of Trust provides as follows:

The Board of Trustees shall have the power, as frequently as they may determine, to cause each Shareholder to pay directly, in advance or arrears, for charges of distribution, of the custodian or transfer, Shareholder servicing or similar agent, a pro rata amount as defined from time to time by the Board of Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends or distributions owed such Shareholder and/or by reducing the number of shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder.

The Trust further notes that any payment by shareholders of Trust expenses in the manner described above would not result in the Trust “acquiring” its own shares. Rather, the payment would be effected through a reduced dividend or an adjustment of a shareholder’s interest in the Trust on the books and records of the Trust.

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Certain Provisions in the Agreement and Declaration of Trust and the Bylaws, page 127

Comment No. 20:	Please discuss the factors that the Board will consider in determining whether to propose a conversion to an open-end fund.

Response No. 20:

The Board has no intent to propose a conversion of the Trust to an open-end fund. In determining whether to propose a conversion, the Board would consider all relevant facts and circumstances existing at the time, which may include, among other things, shareholder feedback, the composition of the Trust’s portfolio and economic and market conditions.

Comment No. 21:

Disclosure on page 128 describes a control share acquisition provision in the Agreement and Declaration of Trust that does not follow any statute that applies to the Trust as a Maryland statutory trust. Please explain how this provision is consistent with the staff’s statement issued on May 27, 2020 withdrawing the Boulder no-action letter and with the voting requirements under Section 18 of the Investment Company Act. Please also address the implications under the Maryland Control Share Acquisition Act (“MCSAA”) and the Investment Company Act of the distinction between the common shares and any preferred shares that might be issued.

Response No. 21:

The Trust’s Agreement and Declaration of Trust (the “Declaration of Trust”) states, in Section 12.3, that “the rights of all parties and the validity and construction of every provision [t]hereof shall be subject to and construed according to laws of [the] State [of Maryland] and reference shall be specifically made to the Maryland General Corporation Law as to the construction of matters not specifically covered [t]herein or as to which an ambiguity exists….” In addition, as indicated by the Staff’s comment, the Declaration of Trust also provides, in Section 11.6, that the Trust shall be subject to the MCSAA (i.e., Sections 3-701 through 3-707 of the Maryland General Corporation Law) to the same extent as if the Trust were a Maryland corporation registered under the Investment Company Act as a closed-end investment company that had elected to be subject to the MCSAA (the “control share provision”). The Trust is organized as a statutory trust under the Maryland Statutory Trust Act. Both of the provisions of the Declaration of Trust referenced in this paragraph are consistent with Section 12-105 of the Maryland Statutory Trust Act, which specifically provides that the Act “shall be liberally construed to give maximum effect to the principle of freedom of contract and to the enforceability of the governing instruments.”

The Trust submits that Staff’s statement issued on May 27, 2020 did not address adopting a control share acquisition provision in an organizational document in the absence of an available control share statute. The Trust further submits that the effect of the control share provision in the Declaration of Trust is substantially similar to the Trust opting-in to the MCSAA, is permissible under the Maryland Statutory Trust Act and is reasonable given the similarities between the Maryland

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Statutory Trust Act and the Maryland General Corporation Law. For example, the Maryland Statutory Trust Act contains a list of general powers, which are generally consistent with the powers provided for a Maryland corporation under Maryland General Corporation Law. Further, the Board’s decision to approve the Agreement and Declaration of Trust with the control share provision was made in a manner consistent with the Staff’s statement issued on May 27, 2020. Accordingly, the Trust submits that the control share provision is not inconsistent with the Staff’s statement. The control share provision is also not inconsistent with Section 18(i) of the Investment Company Act. Each common share to be issued by the Trust will have equal voting rights to vote on matters stated in the Declaration of Trust, and the control share provision should not be viewed as altering the voting rights or other terms of the common shares issued by the Trust. Rather, the control share provision impacts the holder of the common shares when the holder chooses to acquire more than 10% of the outstanding common shares of the Trust (or other threshold of ownership set by the MCSAA).

The control share provisions included in the Agreement and Declaration of Trust will not impact the voting rights of the holders of preferred shares, as Section 11.6 of the Agreement and Declaration of Trust provides that the MCSAA provisions “shall not apply to the voting rights of the holders of any preferred shares issued by the Trust (but only with respect to such preferred shares).” This exception is permissible under the MCSAA, which allows for the exclusion from the MCSAA of both categories of stock by type and categories of stockholders. Any preferred shares issued by the Trust would be governed by Section 18(a) of the Investment Company Act, which grants rights to the holders of the shares.

Comment No. 22:

Please confirm that the Trust will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Trust’s compliance with its concentration policies.

Response No. 22:

The Trust confirms that it will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Trust’s compliance with its concentration policy.

Exhibits

Agreement and Declaration of Trust

Comment No. 23:	Please revise Section 12.4 to state that the provision forcing a shareholder suit to be brought first in state court does not apply to claims arising under the federal

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securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response No. 23:

The Trust respectfully submits that Section 12.4 does not force all shareholder suits from claims arising under the federal securities laws to be brought first in state court. Rather, Section 12.4 provides that suits be brought in the United States District Court for the District of Maryland, Baltimore Division, if the Circuit Court for Baltimore City, Maryland does not have jurisdiction. As requested by the Staff, the Trust will add disclosure to the Registration Statement summarizing such provision. The Trust further submits that the convenience of a forum is dependent on particular facts and circumstances and respectfully declines to add the requested risk disclosure.

Comment No. 24:	Please disclose in an appropriate location in the prospectus or SAI that shareholders waive the right to a jury trial.

Response No. 24:	The requested disclosure has been added.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8925 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Curtis A. Tate

Curtis A. Tate

cc:	Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP